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                                                                     EXHIBIT 10
                        [LETTERHEAD OF BT APPEARS HERE]

Michael H. Salsbury
Executive Vice President
and General Counsel
MCI Communications Corporation
1801 Pennsylvania Avenue, N.W.
Washington, DC 20006


                                                                 16 October 1997



Dear Mike:

In view of the recent WorldCom and GTE offers, we hereby give consent to each other to conduct discussions with WorldCom and GTE relating to their respective Acquisition Proposals. Hence any rights we may have against each other under the Merger Agreement and the Investment Agreement with respect to such discussions are hereby waived.


Yours truly,

/s/ Jack Greenberg

Jack Greenberg


Accepted and Agreed as of the date
first written above:

MCI Communications Corporation

/s/ Michael H. Salsbury
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